Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金 山 云 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

PRELIMINARY ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2025

AND

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND THE ADOPTION OF THE THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

The board (the “Board”) of directors (the “Directors”) of Kingsoft Cloud Holdings Limited (the “Company”) is pleased to announce the unaudited annual consolidated results of the Company, its subsidiaries and consolidated affiliated entities (collectively, the “Group”) for the year ended December 31, 2025 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2024. These annual results have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and reviewed by the audit committee of the Company (the “Audit Committee”).

In this announcement, “we”, “us”, and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL HIGHLIGHTS

	For the year		Year-on-year
	ended December 31,		Change
	2024	2025
	RMB’000	RMB’000%
Revenues	7,785,180	9,558,619	22.8%
Gross profit	1,340,926	1,503,408	12.1%
Loss before income taxes	(1,980,566)	(947,895)	(52.1)%
Net loss	(1,979,042)	(943,692)	(52.3)%
Net loss attributable to
Kingsoft Cloud Holdings Limited	(1,966,680)	(936,251)	(52.4)%

NON-GAAP FINANCIAL MEASURES

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the U.S. In evaluating our business, we have considered and used certain non-GAAP financial measures, including Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating loss, Non-GAAP operating loss margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP financial measures may differ from those used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Adjusted Gross Profit and Adjusted Gross Margin (Non-GAAP Financial Measures)

We define Non-GAAP gross profit as gross profit excluding share-based compensation expenses allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. The following tables reconcile our Non-GAAP gross profit (margin) in 2024 and 2025 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the year ended December 31,
	2024	2025	2025
	RMB’000	RMB’000	US$’000
Gross profit	1,340,926	1,503,408	214,984
Adjustments:
Share-based compensation expenses (allocated in cost of revenues)	16,868	38,275	5,473
Adjusted gross profit (Non-GAAP Financial Measure)	1,357,794	1,541,683	220,457

	For the year ended December 31,
	2024	2025
	(%)	(%)
Gross margin	17.2	15.7
Adjusted gross margin (Non-GAAP Financial Measure)	17.4	16.1

Adjusted Net Loss (Margin), Adjusted EBITDA (Margin) and Adjusted Operating Loss (Margin) (Non-GAAP Financial Measures)

We define Non-GAAP net loss as net loss excluding share-based compensation expenses, foreign exchange loss (gain) and impairment of long-lived assets, and we define Non-GAAP net loss margin as Non-GAAP net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax benefit and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We define Non-GAAP operating loss as operating loss excluding share-based compensation expenses, impairment of long-lived assets and amortization of intangible assets, and we define Non-GAAP operating loss margin as Non-GAAP operating loss as a percentage of revenues. The following tables reconcile our adjusted net loss (margin) (Non-GAAP Financial Measure), adjusted EBITDA (margin) (Non-GAAP Financial Measure) and adjusted operating loss (margin) (Non-GAAP Financial Measure) in 2024 and 2025 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the year ended December 31,
	2024	2025	2025
	RMB’000	RMB’000	US$’000
Net Loss	(1,979,042)	(943,692)	(134,946)
Adjustments:
Share-based compensation expenses	214,441	446,909	63,907
Foreign exchange loss (gain)	19,531	(60,147)	(8,601)
Impairment of long-lived assets	919,724	–	–
Adjusted net loss (Non-GAAP Financial Measure)	(825,346)	(556,930)	(79,640)
Adjustments:
Interest income	(27,008)	(80,859)	(11,563)
Interest expense	229,705	498,048	71,220
Income tax benefit	(1,524)	(4,203)	(601)
Depreciation and amortization	1,263,090	2,480,364	354,687
Adjusted EBITDA (Non-GAAP Financial Measure)	638,917	2,336,420	334,103

Gain on disposal of property and equipment	(44,625)	(102,243)	(14,621)
Excluding gain on disposal of property and equipment, normalized Adjusted EBITDA	594,292	2,234,177	319,482

Operating loss	(1,739,010)	(772,913)	(110,525)

Adjustments:
Share-based compensation expenses	214,441	446,909	63,907
Impairment of long-lived assets	919,724	–	–
Amortization of intangible assets	173,496	173,765	24,848
Adjusted operating loss (Non-GAAP Financial Measure)	(431,349)	(152,239)	(21,770)
Gain on disposal of property and equipment	(44,625)	(102,243)	(14,621)
Excluding gain on disposal of property and equipment, normalized Adjusted operating loss	(475,974)	(254,482)	(36,391)

	For the year ended December 31,
	2024	2025
	(%)	(%)
Net loss margin	(25.4)	(9.9)
Adjusted net loss margin (Non-GAAP Financial Measure)	(10.6)	(5.8)
Adjusted EBITDA margin (Non-GAAP Financial Measure)	8.2	24.4
Normalized Adjusted EBITDA margin	7.6	23.4
Adjusted operating loss margin (Non-GAAP Financial Measure)	(5.5)	(1.6)
Normalized Adjusted operating loss margin	(6.1)	(2.7)

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In 2025, we continued to uphold the principle of high-quality and sustainable development and “build success based on technology and innovation”. This fiscal period has seen our cloud revenue reach unprecedented heights, underpinned by a massive expansion in our intelligent cloud computing services. The financial performance validates our confidence and commitments in the AI era, during which cloud industry has experienced a fundamental expansion of the addressable market.

During the Reporting Period, total revenues reached RMB9,558.6 million (US$1,366.9 million) in 2025, increased by 22.8% year-over-year. Revenues from public cloud services were RMB6,633.5 million (US$948.6 million), increased by 32.5% year-over-year, and revenues from enterprise cloud services were RMB2,925.1 million (US$418.3 million), increased by 5.3% year-over-year. Gross profit was RMB1,503.4 million (US$215.0 million), increased by 12.1% from RMB1,340.9 million in 2024. Gross margin was 15.7%, compared with 17.2% in 2024. Non-GAAP gross profit was RMB1,541.7 million (US$220.5 million), increased by 13.5% from RMB1,357.8 million in 2024. Non-GAAP gross margin was 16.1%, compared with 17.4% in 2024. Non-GAAP EBITDA was RMB2,336.4 million (US$334.1 million), increased by 265.7% from RMB638.9 million in 2024. Non-GAAP EBITDA margin was 24.4%, compared with 8.2% in 2024.

Products and Industry-Specific Solutions

We provide a full suite of cloud products based on our extensive infrastructure, and develop our industry solutions based on the same suite of underlying technology capabilities. Our modularized cloud products, including unified IaaS infrastructure, PaaS middleware, SaaS applications, AI training and inference platforms, and deployment services, can be utilized to design different solutions to meet various business needs. Our cloud products primarily consist of cloud computing, storage and delivery.

We have designed various industry-specific solutions that can unleash the full potential of our infrastructure resources and add value to our customers. Leveraging our profound industry insights, we have strategically expanded our footprints into selected verticals as an early mover and have established a leading market position through relentless execution. As we continuously serve vertical leaders, our products and solutions continue to iterate and pivot based on customers’ feedback. By partnering with vertical leaders, we have accumulated proprietary industry know-how and formed an in-depth view of each selected vertical, which enables us to stay at the forefront of industry-specific cloud solutions. We have designed industry-specific solutions covering a wide spectrum of industry verticals, including the internet, public service, healthcare, financial service and enterprise service, among others.

While upholding the principle of “building success based on technology and innovation”, we have carried out technical upgrades and iterations around computing, storage, network, big data, databases, Starsflow Platform (金山云星流平台) and Galaxy Stack. In particular, seizing the era opportunity of the rapid development of intelligent computing cloud, we have launched Kingsoft Cloud Starsflow Platform – a turnkey AI training and inference platform built for the foundation AI models and embodied intelligence. It provides full lifecycle management-from model development and training to inference-with capabilities in development, training, inference, and data processing. Notably, the Kingsoft Cloud StarFlow Platform’s Model API service offers high-availability, easy- to-integrate model calling and management, covering the entire model calling lifecycle. Supporting high-concurrency inference and multi-model management, it helps users efficiently access diverse model resources and accelerates the implementation of large-model applications.

Infrastructure

Our distributed infrastructure is the foundation of our technology. As of December 31, 2025, we owned two data centers and around 101,500 servers primarily throughout China, and achieved exabyte-level storage capacity. We have been investing in our infrastructure to upgrade our computing power and storage capabilities, in order to deliver higher-quality cloud service and enhance the economies of scale. We purchase and lease servers, network equipment and network resources, and lease data centers from industry-leading suppliers to ensure the reliability and availability of our network infrastructure. Our suppliers primarily include Internet Data Center (IDC) operators, telecommunication operators, server providers and network consumables suppliers in China.

In 2025, we have reaffirmed our original aspiration for sustainable high-quality development strategy and resolutely implemented cost reduction and efficiency initiatives. Adhering to our business plan, we prudently allocate our capital expenditure into strategic areas and focus on improving our efficiencies, and optimize our resources in an effort to improve overall profitability, sustainability and long-term competitive edge. In 2025, our total capital expenditures including those financed by third parties was RMB4,994.3 million (US$714.2 million), compared with RMB4,124.7 million for the year ended December 31, 2024.

Looking forward, we will keep embracing the increasing cloud demands brought by AI training and inference, improving our efficiencies and optimizing our resources in an effort to improve overall profitability, sustainability and long-term competitive edge.

Research and Development

We build our success based on technology and innovations. We stay committed to cloud-native technology development and have built up customer-centric research and development capabilities. To fulfill business needs of customers, we have been promoting seamless collaboration between solution development and service team and research and development team. With first-hand observations of customers’ business, we are able to respond and tailor our solutions to address their needs in a timely manner. Leveraging our industry know-how, we also preemptively develop solutions to optimize customer experiences. For example, on top of our big-data middleware, we have developed different data management system suitable for different industries. Our technology platform acts as the foundation for product development and innovation to continuously address the evolving business needs of our customers, enabling us to constantly enhance customer engagement.

In 2025, our research and development expenses were RMB810.3 million (US$115.9 million) and our research and development personnel reached 1,120 as of December 31, 2025.

Environmental, Social and Governance (ESG)

ESG has been an important part of our corporate strategies and we have integrated ESG into our daily business operation and management. With our strong commitment into ESG, we have upgraded our ESG management to Board level. Our Board believes that continuous advancement of ESG management framework is beneficial to the sustainable development of the Company. Thus, the Board has appointed the Corporate Governance Committee, on behalf of the Board, to closely oversee and guide ESG issues. For the year ended December 31, 2025, we will publish our ESG report in April 2026 along with our annual report. This will be our sixth consecutive ESG report, since we proactively published report in the first year of our listing on NASDAQ in 2020.

Business Outlook

Looking forward, the new cycle of cloud industry is fundamentally driven by the systemic integration of AI into the core fabric of business operations. We will keep investing into intelligent cloud computing and develop together with our customers in the rapid evolution of “agentic AI” systems. We will keep working closely with Xiaomi and Kingsoft Ecosystem in the AI era. We aim to create value for our customers, shareholders, employees and society continually.

MANAGEMENT DISCUSSION AND ANALYSIS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2024	2025	2025
	RMB	RMB	US$
Revenues:
Public cloud services	5,007,251	6,633,492	948,577
Enterprise cloud services	2,777,777	2,925,127	418,287
Others	152	–	–

Total revenues	7,785,180	9,558,619	1,366,864

Cost of revenues	(6,444,254)	(8,055,211)	(1,151,880)

Gross profit	1,340,926	1,503,408	214,984
Operating expenses:
Selling and marketing expenses	(479,369)	(551,406)	(78,850)
General and administrative expenses	(834,854)	(914,615)	(130,788)
Research and development expenses	(845,989)	(810,300)	(115,871)
Impairment of long-lived assets	(919,724)	–	–

Total operating expenses	(3,079,936)	(2,276,321)	(325,509)

Operating loss	(1,739,010)	(772,913)	(110,525)
Interest income	27,008	80,859	11,563
Interest expense	(229,705)	(498,048)	(71,220)
Foreign exchange (loss) gain	(19,531)	60,147	8,601
Other loss, net	(12,946)	(8,984)	(1,285)
Other (expense) income, net	(6,382)	191,044	27,319

Loss before income taxes	(1,980,566)	(947,895)	(135,547)
Income tax benefit	1,524	4,203	601

Net loss	(1,979,042)	(943,692)	(134,946)
Less: net loss attributable to non-controlling interests	(12,362)	(7,441)	(1,064)

Net loss attributable to Kingsoft Cloud Holdings Limited	(1,966,680)	(936,251)	(133,882)

Total Revenues reached RMB9,558.6 million (US$1,366.9 million), representing an increase of 22.8% from RMB7,785.2 million in 2024. The increase was due to the strong demands from AI business and enterprise cloud projects increase.

•	Revenues from public cloud services were RMB6,633.5 million (US$948.6 million), representing an increase of 32.5% from RMB5,007.3 million in 2024. The year-over-year increase was mainly due to the AI business growth, reaching RMB2,961.7 million.

•	Revenues from enterprise cloud services were RMB2,925.1 million (US$418.3 million), representing an increase of 5.3% from RMB2,777.8 million in 2024. The year-over-year increase was mainly driven by the increase of enterprise projects.

•	Other revenues were RMB0.0 million (US$0.0 million), compared with RMB0.1 million in 2024.

Cost of revenues was RMB8,055.2 million (US$1,151.9 million), representing an increase of 25.0% from RMB6,444.3 million in 2024. Among which: IDC costs increased by 7.7% to RMB3,113.4 million (US$445.2 million) from RMB2,892.1 million in 2024. The increase was mainly due to the grown infrastructure demands in line with AI business expansion. Depreciation and amortization costs were RMB2,321.7 million (US$332.0 million), compared with RMB1,090.1 million in 2024, mainly due to the depreciation of newly acquired servers related to AI business. Fulfillment costs were RMB73.7 million (US$10.5 million), representing a decrease of 68.7% from RMB235.7 million in 2024. The decrease was mainly due to the decrease of hardwares we provide in our enterprise cloud services. Solution development and services costs were RMB2,306.8 million (US$329.9 million) in 2025, compared with RMB1,993.1 million in 2024. The increase was mainly due to the increase of IT services and delivery services.

Gross profit increased by 12.1% to RMB1,503.4 million (US$215.0 million) in 2025, from RMB1,340.9 million in 2024. Gross margin decreased to 15.7%, from 17.2% in 2024. Non-GAAP gross profit increased to RMB1,541.7 million (US$220.5 million) in 2025, from RMB1,357.8 million in 2024. Non-GAAP gross margin decreased to 16.1% in 2025 from 17.4% in 2024. Such decreases were primarily because of the increasing depreciation costs.

Selling and marketing expenses were RMB551.4 million (US$78.9 million), compared with RMB479.4 million in 2024. The increase was mainly due to the increase of share-based compensation.

General and administrative expenses were RMB914.6 million (US$130.8 million), compared with RMB834.9 million in 2024. The increase was mainly due to the increase in share-based compensation and partially offset by decrease of credit loss expense.

Research and development expenses were RMB810.3 million (US$115.9 million), compared with RMB846.0 million in 2024. The decrease was mainly due to the decrease in personnel-related expenses.

Impairment of long-lived assets was RMB0.0 million (US$0.0 million), compared with RMB919.7 million in 2024.

Operating loss was RMB772.9 million (US$110.5 million), compared with RMB1,739.0 million in 2024. Non-GAAP operating loss was RMB152.2 million (US$21.8 million), significantly narrowed compared with RMB431.3 million in 2024. Non-GAAP operating loss margin was 1.6%, significantly improved from 5.5% in 2024.

Net loss was RMB943.7 million (US$134.9 million), significantly narrowed from net loss of RMB1,979.0 million in 2024.

Non-GAAP net loss was RMB556.9 million (US$79.6 million), compared with Non-GAAP net loss of RMB825.3 million in 2024.

Non-GAAP EBITDA was RMB2,336.4 million (US$334.1 million), compared with RMB638.9 million in 2024. Non-GAAP EBITDA margin was 24.4%, compared with 8.2% in 2024.

Basic and diluted net loss per share was RMB0.23 (US$0.03), compared with RMB0.54 in 2024.

Liquidity and Capital Resource

Our sources of liquidity primarily consist of net proceeds from the sale and issuance of our shares, including the net proceeds we received from our US IPO and follow-on offering in 2020, proceeds from follow-on offering and concurrent private placement with Kingsoft Corporation and the placing in 2025, and proceeds from financing facilities such as borrowings from third parties and related parties, which have historically been sufficient to meet our working capital and capital expenditure requirements. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks that have original maturities of less than three months and are unrestricted as to withdrawal or use, subject to any restrictions imposed by applicable laws and regulations, including restrictions on foreign exchange and the ability to transfer cash between entities, across borders and to U.S. investors.

As of December 31, 2025, substantially all of our cash and cash equivalents were located in the Chinese Mainland and Hong Kong. In the long term, we intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities.

As of December 31, 2025, our cash and cash equivalents amounted to RMB6,018.0 million (US$860.6 million), representing an increase of 127.2% from RMB2,648.8 million of December 31, 2024.

Issue of ADSs and Shares

On April 16, 2025 (after trading hours), (1) the Company and the underwriters entered into the underwriting agreement, pursuant to which, (i) the Company has allotted and issued 17,300,000 firm ADSs at US$11.27 per ADS on April 17, 2025, (ii) the Company has allotted and issued 18,000,000 offer shares at HK$5.83 per Share on April 25, 2025, and (iii) the Company has allotted and issued 2,775,000 additional ADSs at US$11.27 per ADS on April 28, 2025; and (2) the Company and Kingsoft Corporation entered into the subscription agreement, pursuant to which the Company has allotted and issued 69,375,000 new Shares at HK$5.83 per Share to Kingsoft Corporation on June 17, 2025. The aggregate net proceeds from the offering, option and the subscription (after deducting all fees, costs and expenses properly incurred thereof) amount to approximately US$278,986,066.

On September 23, 2025 (after trading hours), the Company and the placing agent entered into the placing agreement, pursuant to which, the Company has allotted and issued 338,000,000 placing Shares at HK$8.29 per Share on October 2, 2025. The aggregate net proceeds from the placing (after deducting the placing commission but without taking into account other related expenses payable by the Company) amount to approximately HK$2,759,989,700.

For more details, please refer to the announcements of the Company dated April 16, April 17, April 25, April 28, June 17, September 23, September 24 and October 2, 2025, and the annual report for the year ended December 31, 2025 of the Company to be published in due course.

Foreign Exchange Exposure

We transact a majority of our business in RMB, and have transactional currency exposures. Certain of our bank balances, other receivables, and accruals and other payables are dominated in foreign currencies and are exposed to foreign currency risk. We currently do not have a foreign currency hedging policy. However, our management monitors foreign exchange exposure and will consider appropriate hedging measures in the future should the need arise.

Gearing Ratio

As at December 31, 2025, the Group’s gearing ratio, representing total liabilities divided by total assets, was 65.2%, compared with 68.7% as at December 31, 2024.

Material Investments

As of December 31, 2025, the Group did not hold any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of December 31, 2025). As of December 31, 2025, the Group did not have any further plans for material investments and capital assets.

Contingent Liabilities

As of December 31, 2025, the Group did not have any material contingent liabilities.

Material Acquisitions and Disposals

For the year ended December 31, 2025, the Group did not conduct any material acquisitions and disposals of subsidiaries, consolidated affiliated entities, associates, and joint ventures.

Employees and Remuneration

The Company had 15,225 employees as of December 31, 2025, most of whom were located in China, and the rest were located overseas. The following table sets forth a breakdown of our employees by function as of December 31, 2025:

Function	Number of Employees	Percentage
Research and development	1,120	7.4%
Sales and marketing	367	2.4%
General and administrative	791	5.2%
Solution development and services	12,947	85.0%

Total	15,225	100%

Our success depends on our ability to attract, retain and motivate qualified personnel, and we believe that our high-quality talent pool is one of the core strengths of our Company. We adopt high standards and strict procedures in our recruitment, including campus recruitment, online recruitment, internal recommendation and recruitment through executive search, to satisfy our demands for different types of talents.

We provide regular and specialized trainings tailored to the needs of our employees in different departments. Our employees can also improve their skills through our development of solutions for our customers and mutual learning among colleagues. New employees will receive pre-job training and general training.

We maintain continuous investment in talent development, focusing on strategic reserves of cloud computing and AI specialists. We have established three-layer talents structure and provide various training programs, from senior management, “high-potential” talents to campus recruits. Guided by our principle of “High quality and sustainable development”, we continuously shape our culture of “People-oriented, technology-driven, reputation-first, and governance-focused”.

We offer competitive compensations for our employees. Besides, we regularly evaluate the performance of our employees and reward those who perform well with higher compensations or promotion.

As required by PRC laws and regulations, we participate in various employee social security schemes organized by municipal and provincial governments, including pension, maternity insurance, unemployment insurance, work-related injury insurance, health insurance and housing provident fund. We are required under PRC laws and regulations to make contributions to employee social security schemes at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders of the Company and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

During the Reporting Period, we have fully complied with all the code provisions of the Corporate Governance Code set forth in Appendix C1 to the Rules Governing the Listing of Securities (the “Hong Kong Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

Compliance with the Model Code

The Company has adopted an Insider Dealing Policy (the “Insider Dealing Policy”) with terms no less exacting than that of the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Hong Kong Listing Rules (the “Model Code”), as its own securities dealing code to regulate all dealings by Directors, officers and employees of the Company.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Insider Dealing Policy and the Model Code during the Reporting Period.

Purchase, Sale or Redemption of the Company’s Listed Securities

During the Reporting Period, neither the Company nor any of its subsidiaries has purchased, sold, or redeemed any of the Company’s listed securities (including sale of treasury shares (as defined under the Hong Kong Listing Rules)).

As of December 31, 2025, there were no treasury shares (as defined under the Hong Kong Listing Rules) held by the Company.

Material Litigation

For the Reporting Period, the Company was not involved in any material litigation or arbitration which may have a material adverse effect on the Group’s operation, and the Directors are also not aware of any such material litigation or claims that were pending or threatened against the Group.

Audit Committee

The Audit Committee comprises three independent non-executive Directors, being Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan, with Mr. Yu Mingto (being one of the independent non-executive Directors with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited annual results of the Company for the year ended December 31, 2025. The Audit Committee has agreed on the accounting policies and practices adopted by the Company and discussed matters with respect to financial reporting matters with senior management members of the Company.

SCOPE OF WORK OF THE AUDITOR

The figures in respect of the Group’s unaudited condensed consolidated statements of comprehensive loss, unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2025 as set out in the preliminary announcement have been agreed by the Group’s auditors, Ernst & Young (“EY”), to the amounts set out in the Group’s draft condensed consolidated financial statements for the year. The work performed by EY in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by EY on the preliminary announcement.

SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

On March 3, 2026 (after trading hours), Shenzhen Xunlei Network Technology Co., Ltd. (“Xunlei”) entered into an equity transfer agreement with Wuhan Kingsoft Cloud Information Technology Co., Ltd. (“Wuhan Kingsoft Cloud”, a subsidiary of the Company) and Shenzhen Xinghan Zhilian Technology Co., Ltd. (“Xinghan Zhilian”), pursuant to which Xunlei will (1) transfer 20% of the equity interest it held in the Shenzhen One Thing Technologies Co., Ltd. (the “Target Company”) to Wuhan Kingsoft Cloud at a consideration of RMB50 million (inclusive of tax); and (2) transfer 30% of the equity interest it held in the Target Company to Xinghan Zhilian at a consideration of RMB75 million (inclusive of tax). For details, please refer to the announcement of the Company dated March 3, 2026.

Save as disclosed above, no significant events affecting the Group occurred since December 31, 2025 and up to the date of this announcement.

FINAL DIVIDEND

The Board did not recommend the distribution of a final dividend for the year ended December 31, 2025.

SAFE HARBOR STATEMENT

This preliminary results announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements included in this preliminary results announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

FINANCIAL INFORMATION

The Board announces the unaudited consolidated results of the Group for the year ended December 31, 2025, with comparative figures for the previous year as follows:

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the year ended December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$
Revenues:
Public cloud services	3	5,007,251	6,633,492	948,577
Enterprise cloud services	3	2,777,777	2,925,127	418,287
Others	3	152	–	–

Total revenues		7,785,180	9,558,619	1,366,864

Cost of revenues		(6,444,254)	(8,055,211)	(1,151,880)

Gross profit		1,340,926	1,503,408	214,984
Operating expenses:
Selling and marketing expenses		(479,369)	(551,406)	(78,850)
General and administrative expenses		(834,854)	(914,615)	(130,788)
Research and development expenses		(845,989)	(810,300)	(115,871)
Impairment of long-lived assets		(919,724)	–	–

Total operating expenses		(3,079,936)	(2,276,321)	(325,509)

Operating loss		(1,739,010)	(772,913)	(110,525)
Interest income		27,008	80,859	11,563
Interest expense		(229,705)	(498,048)	(71,220)
Foreign exchange (loss) gain		(19,531)	60,147	8,601
Other loss, net	3	(12,946)	(8,984)	(1,285)
Other (expense) income, net	3	(6,382)	191,044	27,319

Loss before income taxes		(1,980,566)	(947,895)	(135,547)
Income tax benefit	5	1,524	4,203	601

Net loss		(1,979,042)	(943,692)	(134,946)
Less: net loss attributable to non-controlling interests		(12,362)	(7,441)	(1,064)

Net loss attributable to Kingsoft Cloud Holdings Limited		(1,966,680)	(936,251)	(133,882)

	For the year ended December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$
Net loss per share:
Basic and diluted	6	(0.54)	(0.23)	(0.03)
Shares used in the net loss per share computation:
Basic and diluted	6	3,658,088,876	4,107,065,011	4,107,065,011
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments		11,536	(126,272)	(18,057)

Comprehensive loss		(1,967,506)	(1,069,964)	(153,003)

Less: Comprehensive loss attributable to non-controlling interests		(12,384)	(7,220)	(1,032)

Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders		(1,955,122)	(1,062,744)	(151,971)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As at December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		2,648,764	6,018,043	860,569
Restricted cash		81,337	99,194	14,185
Accounts receivable, net	4	1,468,663	1,740,472	248,884
Short-term investments		90,422	–	–
Prepayments and other assets		2,233,074	2,592,314	370,695
Amounts due from related parties		318,526	573,396	81,995
Total current assets		6,840,786	11,023,419	1,576,328

Non-current assets:
Property and equipment, net		4,630,052	10,094,870	1,443,547
Intangible assets, net		694,880	532,769	76,185
Goodwill		4,605,724	4,605,724	658,610
Prepayments and other assets		449,983	139,836	19,996
Equity investments		234,182	234,166	33,485
Operating lease right-of-use assets		137,047	98,405	14,072
Total non-current assets		10,751,868	15,705,770	2,245,895
Total assets		17,592,654	26,729,189	3,822,223

LIABILITIES, NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	8	1,877,004	2,014,453	288,063
Accrued expenses and other current liabilities		3,341,990	3,222,429	460,801
Short-term borrowings		2,225,765	3,348,279	478,798
Income tax payable		69,219	73,310	10,483
Amounts due to related parties		1,584,199	721,932	103,235
Current operating lease liabilities		61,258	40,941	5,854
Total current liabilities		9,159,435	9,421,344	1,347,234

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
Non-current liabilities:
Long-term borrowings	1,660,584	3,023,538	432,360
Amounts due to related parties	309,612	2,212,325	316,358
Deferred tax liabilities	101,677	61,914	8,854
Other liabilities	790,271	2,645,895	378,359
Non-current operating lease liabilities	65,755	51,139	7,313
Total non-current liabilities	2,927,899	7,994,811	1,143,244
Total liabilities	12,087,334	17,416,155	2,490,478

Shareholders’ equity:
Ordinary shares	25,689	30,888	4,417
Treasury shares	(105,478)	(31,068)	(4,443)
Additional paid-in capital	18,940,885	24,073,006	3,442,394
Statutory reserves funds	32,001	51,661	7,387
Accumulated deficit	(14,291,957)	(15,247,868)	(2,180,416)
Accumulated other comprehensive income	566,900	440,407	62,977
Total Kingsoft Cloud Holdings Limited shareholders’ equity	5,168,040	9,317,026	1,332,316
Non-controlling interests	337,280	(3,992)	(571)
Total equity	5,505,320	9,313,034	1,331,745
Total liabilities, non-controlling interests and shareholders’ equity	17,592,654	26,729,189	3,822,223

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the year ended December 31,
	2024	2025	2025
	RMB	RMB	US$
Net cash generated from operating activities	628,419	3,801,028	543,540
Net cash used in investing activities	(3,620,445)	(4,529,729)	(647,743)
Net cash generated from financing activities	3,255,418	4,182,983	598,159
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(22,772)	(67,146)	(9,601)

Net increase in cash, cash equivalents and restricted cash	240,620	3,387,136	484,355
Cash, cash equivalents and restricted cash at beginning of period	2,489,481	2,730,101	390,399
Cash, cash equivalents and restricted cash at end of period	2,730,101	6,117,237	874,754

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	CORPORATE INFORMATION

Kingsoft Cloud Holdings Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on January 3, 2012. The Company, its subsidiaries, its variable interest entities (“VIEs”), and subsidiaries of its variable interest entities are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of cloud services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, the variable interest entities, and subsidiaries of its variable interest entities, which are located in Chinese mainland, Hong Kong (“HK”), Japan and the United States (the “U.S.”).

The Company completed its IPO and follow-on offering on Nasdaq in May and September 2020, respectively and completed its listing by way of introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in December 2022. The Company completed the follow-on offering of American Depositary shares and ordinary shares in April and October 2025, and the concurrent private placement to Kingsoft Corporation Limited in June 2025.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for annual financial information. These financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain formation and note disclosure normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The unaudited condensed consolidated financial statements and related notes are presented in RMB and all values are rounded to the nearest thousand (RMB’000) except when otherwise indicated.

(b)	Going concern consideration

The Group’s condensed consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the consolidated financial statements.

During the year ended December 31, 2025, the Group incurred net loss for the year of RMB943,692 (US$134,946). As of December 31, 2025, the Group had an accumulated deficit and net current assets of RMB15,247,868 (US$2,180,416) and RMB1,602,075 (US$229,094), respectively. The Group has primarily funded the operations as well as the capital expenditures through revenue generated from contracts with customers, equity financing, and proceeds from financing facilities such as borrowings from third parties and related parties.

In view of the operating loss of the Group and the significant capital expenditures required for the expansion of operations of the Group, management has given careful consideration to the future liquidity and performance of the Group and its available sources of financing in assessing whether the Group will have sufficient financial resources to continue as a going concern. As of December 31, 2025, the Group had cash, cash equivalents and restricted cash of RMB6,117,237 (US$874,754). In addition, the Group had existing credit facilities available from banks and other financial institutions to finance the future operations and capital expenditures of the Group.

Based on above, management believes that the going concern basis of preparation is supported. Therefore, the consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Group be unable to continue as a going concern.

(c)	Principles of consolidation

The condensed consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, the VIEs, and subsidiaries of the VIEs for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

(d)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s unaudited condensed consolidated financial statements include, but are not limited to, allowance for credit losses for accounts receivable and contract assets, impairment of goodwill and impairment of long-lived assets. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

(e)	Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.9931 per US$1.00 on December 31, 2025 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)	Segment reporting

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The CODM uses consolidated net loss to assess financial performance and allocate resources. The CODM considers budget to actual comparisons of consolidated net loss on a regular basis when assessing the operating results and making resource decisions to improve profitability. The CODM also uses the budget to actual comparisons of consolidated net loss to make decisions aligned with the Group’s strategic initiatives and capital allocation priorities. Significant expenses reviewed by the CODM include those that are presented in the unaudited condensed consolidated statements of comprehensive loss. The measure of segment assets is reported on the unaudited condensed consolidated balance sheet as total consolidated assets.

A majority of the Group’s revenues were generated from Chinese mainland and a majority of the long-lived assets of the Group are located in Chinese mainland, and therefore, no geographical segments are presented.

3.	REVENUES, OTHER LOSS, NET AND OTHER (EXPENSE) INCOME, NET

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the year ended December 31,
	2024	2025	2025
	RMB	RMB	US$
Public cloud services recognized over time	5,007,251	6,633,492	948,577
Enterprise cloud services:
Recognized at a point in time	537,323	299,924	42,889
Recognized over time	2,240,454	2,625,203	375,398
	2,777,777	2,925,127	418,287
Others:
Recognized over time	152	–	–
	7,785,180	9,558,619	1,366,864

The following table presents the Group’s other loss, net:

	For the year ended December 31,
	2024	2025	2025
	RMB	RMB	US$
Share of gains from an equity method investment	668	1,235	177
Gross unrealized loss (including impairment) on equity investments held	(10,568)	–	–
Net realized loss on equity investments sold	(626)	–	–
Changes in fair value of currency swap	(2,420)	(10,219)	(1,462)
	(12,946)	(8,984)	(1,285)

The following table presents the Group’s other (expense) income, net:

	For the year ended December 31,
	2024	2025	2025
	RMB	RMB	US$
Government grants	22,971	271,933	38,886
Income from ADS Reimbursement	3,660	10,806	1,545
Value added tax transferred out	(30,757)	(29,899)	(4,276)
Loss on extinguishment of liabilities	–	(54,497)	(7,793)
Others	(2,256)	(7,299)	(1,043)
	(6,382)	191,044	27,319

4.	ACCOUNTS RECEIVABLE, NET

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
Accounts receivable	1,526,275	1,839,894	263,101
Allowance for credit losses	(57,612)	(99,422)	(14,217)
Accounts receivable, net	1,468,663	1,740,472	248,884

An aging analysis of the accounts receivable as at the end of the reporting period, based on the past due date and net of provisions, is as follows:

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
Not yet due	731,294	1,123,859	160,710
Within 3 months	351,924	335,166	47,928
Between 4 months and 6 months	216,083	151,589	21,677
Between 7 months and 1 year	113,034	77,316	11,056
More than 1 year	56,328	52,542	7,513
Accounts receivable, net	1,468,663	1,740,472	248,884

5.	TAXATION

(a)	Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the periods presented, the Group did not make any provisions for Hong Kong profit tax as the Group did not generate any assessable profits arising in Hong Kong at the end of each reporting period. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Chinese mainland

The Group’s Chinese mainland entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Certain subsidiaries of the Group being qualified as a High New Technology Enterprise (“HNTE”) are entitled to the preferential income tax rate of 15%. Dividends, interests, rent or royalties payable by the Group’s Chinese mainland entities to non-resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with Chinese mainland that provides for a reduced withholding tax rate or an exemption from withholding tax.

Loss before income taxes consists of:

	For the year ended December 31,
	2024	2025	2025
	RMB	RMB	US$
Chinese mainland	(2,049,215)	(966,311)	(138,180)
Non-Chinese mainland	68,649	18,416	2,633
	(1,980,566)	(947,895)	(135,547)

The current and deferred components of income tax benefit appearing in the unaudited condensed consolidated statements of comprehensive loss are as follows:

	For the year ended December 31,
	2024	2025	2025
	RMB	RMB	US$
Current income tax expense	39,365	35,556	5,084
Deferred income tax benefit	(40,889)	(39,759)	(5,685)
Income tax benefit	(1,524)	(4,203)	(601)

6.	LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2024	2025	2025
	RMB	RMB	US$
Numerator:
Net loss attributable to ordinary shareholders – basic and diluted	(1,966,680)	(936,251)	(133,882)

Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	3,658,088,876	4,107,065,011	4,107,065,011

Basic and diluted loss per share	(0.54)	(0.23)	(0.03)

The effects of all options and awarded shares were excluded from the computation of diluted loss per share for the years as their effects would be anti-dilutive.

7.	DIVIDENDS

No dividend was declared by the Company during the years ended December 31, 2024 and 2025.

8.	ACCOUNTS PAYABLE

An ageing analysis of the accounts payable at the end of each reporting period, based on the invoice date, is as follows:

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
Within 3 months	643,848	689,950	98,662
Between 4 months and 1 year	509,386	607,944	86,935
More than 1 year	723,770	716,559	102,466
	1,877,004	2,014,453	288,063

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND THE ADOPTION OF THE THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

The Board is pleased to propose (a) certain amendments to the current articles of association of the Company (the “Articles of Association”) for the purpose of, inter alia, (i) bringing the Articles of Association in line with the Core Shareholder Protection Standards set out in Appendix A1 of the Hong Kong Listing Rules which require, among others, the holding of general meetings which shareholders can attend virtually with the use of technology and cast votes by electronic means; (ii) making other house-keeping amendments to clarify, update and/or modify certain provisions of the Articles of Association in accordance with, or to better align with the applicable laws (collectively, the “Proposed Articles Amendments”); and (b) to adopt the Third Amended and Restated Memorandum and Articles of Association incorporating and consolidating all the Proposed Articles Amendments. The Proposed Articles Amendments and the adoption of the Third Amended and Restated Memorandum and Articles of Association are subject to the approval of the Shareholders by way of a special resolution at the forthcoming annual general meeting of the Company (the “AGM”) or any adjourned meeting. A circular of the Company containing, inter alia, further details on the aforesaid subject matters, together with a notice of the AGM, will be dispatched to the Shareholders (if necessary) in accordance with the requirements of the Hong Kong Listing Rules in due course.

PUBLICATION OF ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (ir.ksyun.com). The annual report for the year ended December 31, 2025 will be made available for review on the same websites in due course and be dispatched to the Company’s shareholders, if necessary.

By Order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Chairman of the Board, Executive Director
and acting Chief Executive Officer

Hong Kong, March 25, 2026

As at the date of this announcement, the Board comprises Mr. Zou Tao as chairman and executive Director, Mr. Qu Heng and Mr. Zhang Duo as non-executive Directors, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive Directors.